RBC **RosBusinessConsulting**

[redacted]

05011204

Securities and Exchange Commission
File No: 82-34864

SEC MAIL PROCESSING
RECEIVED
SEP 13 2005
WASH, D.C.
185

08.09.2005

SUPPL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. Press release "RBC ranks among top-15 liquid Russian companies"
2. Press release "RBC announces plans to increase its authorized stock"

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

PROCESSED
SEP 14 2005
THOMSON
FINANCIAL

9/14

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: (095) 363-11-11, 363-11-22; fax: (095) 363-11-25.
Internet: http://www.rbc.ru

RosBusinessConsulting

RBC

RBC ranks among top-15 most liquid Russian companies

Moscow, September 5, 2005 – A reputable economic weekly, Kommersant-Dengi, has posted its eighth list of Russia's largest companies. OAO RBC Information Systems (**RTS, MICEX: RBCI**) ranked 14th among the most liquid issuers by trading volume on Russian stock exchanges. The total turnover of RBC securities in the period from July 1, 2004, to June 30, 2005, was $315m, up 384.8%.

Notably, RBC has shown such positive results while the overall turnover on Russian stock exchanges did not increase, bun even shrank to $105bn in the reported period. Kommersant believes that lower trading volumes testify to the deterioration of the market liquidity primarily due to a free-float reduction. According to the RTS exchange, the average free float of companies included on the RTS index is 25%, and for the majority of them it is not more than 10-20%, while RBC's free float currently stands at about 40%.

In terms of market capitalization, RBC took the 68th spot having climbed from last year's No. 88. As of August 31, 2005, the market value of RBC shares was registered at $600.07m. In June 2005, the company got onto the list of 100 largest East European companies compiled by the Financial Times.

Investor contact: Natalia Makeeva
Tel.: 363 1111 ext. 1369, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru

File No. 82-34864

RBC RosBusinessConsulting

RBC announces plans to increase its authorized stock

Moscow, September 7, 2005 – At a meeting on September 2, 2005, the Board of Directors of RBC Information Systems **(RTS, MICEX: RBCI)** supported the management's proposal to increase the number of authorized shares and make respective amendments to the Company's Articles of Association.

In light of this, the RBC Board resolved to convene an extraordinary general meeting (EGM) of shareholders on October 14, 2005. A list of persons eligible to participate in the extraordinary meeting will be based on records in the Company's register as of September 7, 2005.

The Board of Directors recommends that the number of authorized shares be increased by the EGM from the current 15 million to 34.26 million shares. Of this amount, the issuance of 4.26 million shares for the share option program for Board members and the top management was already approved by the Annual General Meeting on June 22, 2005. At present, all the necessary documents for this issuance have been submitted for registration by the Russian Federal Financial Markets Service. Consequently, after the issuance of 4.26 million shares, the Company will have a reserve of up to 30 million authorized shares that can be used to finance RBC's future growth and acquisitions as and when required.

The current number of RBC shares issued and outstanding is 115 million.

Investor contact: Natalia Makeeva
Tel.: 363 1111 ext. 1369, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru